As Filed with the Securities and Exchange Commission on July 16, 2008.

REGISTRATION NO. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARGAN, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation or Organization)

13-1947195

(I.R.S. Employer Identification Number)

One Church Street, Suite 401
Rockville, MD 20850
(301) 315-0027

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Rainer H. Bosselmann
Chief Executive Officer
Argan, Inc.
One Church Street, Suite 401
Rockville, MD 20850
(301) 315-0027

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of All Communications to:

Richard A. Krantz, Esq.
Robinson & Cole LLP
Financial Centre
695 East Main Street
Stamford, Connecticut  06904
(203) 462-7500

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

Common Stock	2,400,000	(1)	$14.40	(2)	$34,560,000	(2)	$1,358.00

(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement shall also cover any additional shares of common stock by reason of any stock dividend, stock split, recapitalization or similar transaction or to cover such additional shares as may hereinafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments, effected without the registrant’s receipt of consideration, which results in an increase in the number of outstanding shares of the registrant’s common stock.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the registrant’s common stock as reported by the American Stock Exchange on July 9, 2008.

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JULY __, 2008

PROSPECTUS
[ARGAN, INC.
LOGO]

2,400,000 Shares of Common Stock

On July 2, 2008, the selling shareholders listed on pages 19 to 37 hereof acquired 2,200,000 shares of our common stock directly from us in a private placement that was exempt from the registration requirements of the federal securities laws. An additional 200,000 shares of the Company’s common stock is being registered hereunder for a separate selling stockholder who acquired these shares from us in connection with an earlier private placement on December 8, 2006. Under this prospectus, the selling shareholders and any pledgees, donees, transferees or other successors-in-interest may offer and resell up to 2,400,000 shares of our common stock for their own accounts. We will not receive any of the proceeds from the sale of these shares by the selling shareholders.

The selling shareholders may sell their shares from time to time at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for underwriting discounts and selling commissions.

Our common stock is listed on the American Stock Exchange under the symbol AGX.

Our principal executive offices are located at One Church Street, Suite 401, Rockville, MD 20850, and our telephone number is (301) 315-0027.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 16, 2008.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward- looking statements. The risks and uncertainties include those noted in the “Risk Factors” section below and in the documents incorporated by reference. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a continuous offering process. Under this continuous offering process, the selling shareholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling shareholders. Each time a selling shareholder sells securities, the selling shareholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing more specific information about the selling shareholder and the terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should carefully read both this prospectus and any prospectus supplement, including documents incorporated by reference herein, together with the additional information described in the section entitled “Where You Can Find More Information.”

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. Neither this prospectus nor any accompanying supplement to this prospectus constitutes or will constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities sold on a later date.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference herein and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our business information, financial statements and the related notes, incorporated by reference in this prospectus, as well as the information set forth in any prospectus supplement. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

Argan, Inc.

We provide a broad range of engineering, procurement and construction services to the power industry and telecommunications infrastructure services to utilities, government agencies and other commercial customers, as well as engage in the manufacture and distribution of nutritional supplement products. We conduct our operations through our wholly owned subsidiaries, Gemma Power Systems, LLC and its affiliates (“GPS”), Vitarich Laboratories, Inc. (“VLI”) and Southern Maryland Cable, Inc. (“SMC”) that we acquired in December 2006, August 2004, and July 2003 respectively.

In June 2008, GPS entered into a business partnership with lnvenergy Wind Management LLC for the design and construction of wind energy farms located in the mid-western region of the United States into Canada. The partners will each own 50% of the new company, Gemma Renewable Power, LLC (“GRP”). We expect that GRP will annually provide engineering, procurement and construction services for new wind energy farms generating more than an estimated 300 megawatts of electrical power including the design and construction of roads, foundations and electrical collection systems well as the erection of towers, turbines and blades. The new venture shall also assist with some of the ongoing servicing of the wind farm equipment.

Power Industry Services

Through GPS, we provide a full range of development, consulting, engineering, procurement, construction, commissioning, operating and maintenance services to the energy market for a wide range of customers including public utilities, independent power project owners, municipalities, public institutions and private industry.

We plan to participate in the rapidly growing alternative fuel industry, including biodiesel, ethanol and other power energy systems. We provide engineering, procurement and construction services to the owners of alternative power energy systems.

We intend to emphasize our expertise in the alternative fuel industry as well as our proven track record developing facilities and services for traditional power energy systems. We believe that we are uniquely positioned to assist in the development and delivery of innovative renewable energy solutions as world energy needs grow and efforts to combat global warming increase.

Telecommunications Infrastructure Services

Through SMC, we provide telecommunications infrastructure services. We currently provide inside plant, premise wiring services to the Federal Government and have plans to expand that work to commercial customers who regularly need upgrades in their premise wiring systems to accommodate improvements in security, telecommunications and network capabilities.

We continue to participate in the expansion of the telecommunications industry by working with various telecommunications providers. We are actively pursuing contracts with a vide variety of telecommunications providers. We provide maintenance and upgrade services for their outside plant systems that increase the capacity of existing infrastructure. We also provide outside plant services to the power industry by providing maintenance and upgrade services to utilities.

We intend to emphasize our high quality reputation, outstanding customer base and highly motivated work force in competing for larger and more diverse contracts. We believe that our high quality and well maintained fleet of vehicles and construction machinery and equipment is essential to meet customers’ needs for high quality and on-time service. We are committed to invest in our repair and maintenance capabilities to maintain the quality and life of our equipment. Additionally, we invest annually in new vehicles and equipment.

Nutritional Products

Through VLI, we are dedicated to providing research, development, manufacture and distribution of premium nutritional supplements, whole-food dietary supplements and personal care products. Several of these products have garnered honors including the National Nutritional Foods Association’s prestigious People’s Choice Awards for best products of the year in its respective category. Our customers include health food store chains, mass merchandisers, network marketing companies, pharmacies and major retailers.

We intend to enhance our position in the fast growing global nutrition industry through our innovative product development and research. We believe that we will be able to expand our distribution channels by providing continuous quality assurance and by focusing on timely delivery of superior nutritional products.

Holding Company Structure

We intend to make additional acquisitions and/or investments. We intend to have more than one industrial focus and to identify those companies that are in industries with significant potential to grow profitably both internally and through acquisitions. We expect that companies acquired in each of these industrial groups will be held in separate subsidiaries that will be operated in a manner that best provides cash flow and value for Argan, Inc.

We are a holding company with no operations other than our investments in VLI, SMC and GPS. At July 2, 2008, there were no restrictions with respect to payments from VLI, SMC and GPS to Argan, Inc.

Our principal executive offices are located at One Church Street, Suite 401, Rockville, Maryland 20850. Our phone number at that address is (301) 315-0027. We maintain a website on the Internet at www.arganinc.com. Information on our website is not incorporated by reference into this prospectus.

Unless the context otherwise requires, references in this prospectus to “Argan,”, “we,” “us” or “our” refer to Argan, Inc., a Delaware corporation, and its subsidiaries. Our fiscal year for financial reporting ends on January 31.

The Offering

Common Stock Offered	2,400,000 shares.(1)

Common Stock Outstanding	13,325,026 shares.(2)

Risk Factors
Investment in our securities involves a high degree of risk. You should carefully consider the risk factors described under the section entitled “Risk Factors”, as well as any other information in this prospectus, any prospectus supplement and any document incorporated herein by reference before investing in any of our securities. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

Use of Proceeds
The proceeds from the sale of the shares of our common stock being offered by the selling shareholders pursuant to this prospectus and any prospectus supplement, if applicable, net of any broker’s fee or commissions, will belong to the selling shareholders. We will not receive any of the proceeds from the sale of these shares. See section entitled “Use of Proceeds”.

Plan of Distribution
The shares may be offered and sold from time to time by selling shareholders, and any pledgees, donees, transferees or other successors-in-interest of the shares, through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See section entitled “Plan of Distribution”.

(1)  Includes 2,200,000 shares of the Company’s common stock acquired by investors in our July 2008 private placement and 200,000 shares of the Company’s common stock beneficially owned by MSR Fund II, L.P. and its affiliates (“MSR”), such shares being acquired by MSR in connection with our December 2006 private placement.

(2)  The above outstanding share information is based upon shares of our common stock outstanding as of July 2, 2008. This number includes the 2,200,000 shares of our common stock sold in connection with the July 2008 private placement. The above outstanding share information excludes: (i) 536,425 shares of our common stock issuable upon the exercise of options outstanding at July 2, 2008; (ii) 218,000 shares of our common stock issuable upon the exercise of warrants outstanding at July 2, 2008; and (iii) an aggregate of 586,350 shares of our common stock available for future awards under our 2001 Stock Option Plan.

RISK FACTORS

Investing in our securities involves a high degree of risk. Our business, financial position and future results of operations may be impacted in a materially adverse manner by risks associated with the execution of our strategic plan and the creation of a profitable and cash-flow positive business, our ability to obtain capital or to obtain capital on terms acceptable to us, the successful integration of acquired companies into our consolidated operations, our ability to successfully manage diverse operations remotely located, our ability to successfully compete in highly competitive industries, the successful resolution of ongoing litigation, our dependence upon key managers and employees and our ability to retain them, and potential fluctuations in quarterly operating results, among other risks. Before investing in our securities, please consider the risks summarized in this paragraph and those risks discussed below. Our future results may also be impacted by other risk-factors listed from time to time in our future filings with the SEC, including, but not limited to, our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q.

General Risks Relating to Our Company

Further economic downturn may lead to less demand for our products and services.

If the general level of economic activity continues to slow, our customers may delay or cancel new projects or products. For example, economic downturns in the past have led to increased bankruptcies, a scarcity of available growth capital and pricing pressures. These factors contribute to the delay and cancellation of projects and the introduction of new products, and could impact our operations and ability to continue to grow at expected levels. A number of other factors, including financing conditions for the industries we serve, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future, establish new supply relationships or pay for past services. In addition, consolidation, competition or capital constraints in the industries of our customers may result in reduced spending by such customers. If general economic conditions do not improve, the demand for our products and services may be adversely affected.

We have incurred losses in the past; we may experience additional losses in the future.

The Company has historically incurred losses. The Company’s accumulated deficit at April 30, 2008 was approximately $16.8 million resulting primarily from operating losses in prior years. Although we reported consolidated net income of approximately $1.6 million for our first quarter ended April 30, 2008, we incurred a net loss of approximately $3.2 million for the fiscal year ended January 31, 2008. Future losses may occur in one or more segments of our business. If net losses were to recur, we could experience cash flow and liquidity shortfalls having adverse affects on our ability to successfully execute our business plan.

We may be unsuccessful at generating internal growth which could result in an overall decline in our business.

Our ability to expand by achieving overall organic growth of the Company will be affected by, among other factors, our success in:

•	expanding the range of services and products we offer to customers to address their evolving needs;
•	attracting new customers;
•	hiring and retaining employees; and
•	reducing operating and overhead expenses.

Many of the factors affecting our ability to generate internal growth may be beyond our control. Our strategies may not be successful and we may not be able to generate cash flow sufficient to fund our operations and to support internal growth. Our inability to achieve internal growth could materially and adversely affect our business, financial condition and results of operations.

Future acquisitions and/or investments may not occur which could limit the growth of our business.

We are a holding company with no operations other than our investments in SMC, VLI and GPS. The successful execution of our overall business plan could be based, in part, on our making additional acquisitions and/or investments that would provide positive cash flow to us and value to our stockholders. Additional companies that meet these criteria, which provide products and/or services to growth industries, and that are available for purchase at attractive prices may be difficult to find. Accordingly, there can be no assurance that future acquisitions will occur, or if they occur, will be beneficial to us and our stockholders.

Our results of operations could be adversely affected as a result of impairment adjustments to goodwill and other purchased intangible assets.

When we acquire a business, we have recorded an asset called “goodwill” equal to the excess amount paid for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business acquired. In 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 141, “Business Combinations” which requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”) provides that goodwill and other intangible assets that have finite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. Statement 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. Statement 142 requires management to make certain estimates and assumptions to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates and cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using discounted estimated future cash flow. Absent any impairment indicators, we perform impairment tests annually each November 1. The aggregate amount of goodwill and other purchased intangible assets with indefinite lives carried in our consolidated balance sheet as of April 30, 2008 was approximately $20.6 million, or approximately 14% of total assets.

The declining financial performance of VLI caused us to record impairment losses last year related to goodwill and other purchased intangible assets of VLI in the total amount of $6.8 million that are reflected in the reported net loss in the consolidated statement of operations for the year ended January 31, 2008. Should the operating results of VLI continue to deteriorate, or should the operating results of any of our other acquired companies experience unexpected deterioration, we could be required to record additional impairment losses related to purchased intangible assets. Impairment adjustments, if any, would be recognized as operating expenses and would adversely affect profitability.

The integration of acquired companies may not be successful.

Even if we do complete acquisitions in the future, we may not be able to successfully integrate such acquired companies with our other operations without substantial costs, delays or other operational or financial problems. Integrating acquired companies involves a number of special risks which could materially and adversely affect our business, financial condition and results of operations, including:

•	failure of acquired companies to achieve the results we expect;
•	diversion of management’s attention from operational matters;
•	difficulties integrating the operations and personnel of acquired companies;
•	inability to retain key personnel of acquired companies;
•	risks associated with unanticipated events or liabilities;

•	the potential disruption of our business; and
•	the difficulty of maintaining uniform standards, controls, procedures and policies.

If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of our entire company could be materially and adversely affected. In addition, future acquisitions could result in issuances of equity securities that would reduce our stockholders’ ownership interest, the incurrence of debt, contingent liabilities, deferred stock-based compensation or expenses related to the valuation of goodwill or other intangible assets and the incurrence of large, immediate write-offs.

We may not be able to raise additional capital and, as a result, may not be able to successfully execute our business plan.

It is likely that we will need to raise additional capital to finance future business acquisitions and/or investments. Additional financing may not be available on terms that are acceptable to us or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced. Additionally, these securities might have rights, preferences and privileges senior to those of our current stockholders. If adequate funds are not available on terms acceptable to us, our ability to finance future business acquisitions and/or investments and to otherwise pursue our business plan would be significantly limited.

We cannot readily predict the timing, size and success of our acquisition efforts and therefore the capital we will need for these efforts. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. When we seek additional debt or equity financings, we cannot be certain that additional debt or equity will be available to us at all or on terms acceptable to us.

We may not be able to comply with certain of our debt covenants which may interfere with our ability to successfully execute our business plan.

Our debt arrangements require that we maintain compliance with certain financial covenants at each fiscal quarter-end and include an acceleration clause which allows the bank to declare amounts outstanding under the debt arrangements due and payable if it determines in good faith that a material adverse change has occurred in our financial condition or any of our subsidiaries.

We are currently in compliance with our debt covenants, but there can be no assurance that we will continue to be in compliance. If our performance does not result in compliance with any of our financial covenants, or if the bank seeks to exercise its rights under the acceleration clause referred to above, we would seek to modify the financing arrangements, but there can be no assurance that the bank would not exercise its rights and remedies under the debt arrangements, including accelerating payments of all outstanding senior debt due and payable. These payments would have a significantly adverse impact on our liquidity and our ability to obtain additional capital thereby jeopardizing our ability to successfully execute our business plan.

Our bank may not consent to our consummation of future acquisitions or the making of other investments.

We have pledged the majority of our assets to secure our bank financing arrangements. The bank’s consent continues to be required for acquisitions, divestitures and certain investments. For example, we were required to obtain the consent of the bank in order to enter into the recently announced business partnership arrangement for the purpose of constructing wind energy farms. There can be no assurance that our bank will consent to future investment transactions. If we are unable to obtain such consents, our ability to consummate acquisitions, dispose of assets, make investments or enter into other arrangements for the purpose of growing our business may be limited.

Our business growth could outpace the capability of our corporate management infrastructure which could adversely affect our ability to complete the execution of our business plan.

We cannot be certain that our current management team will be adequate to support our operations as they expand. Future growth could impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. We cannot be certain that we can recruit and retain such additional managers and executives. To the extent that we are unable to attract and retain additional qualified management members in order to manage our growth effectively, we may not be able to expand our operations or execute our business plan. Our financial condition and results of operations could be materially and adversely affected as a result.

Loss of key personnel could prevent us from effectively managing our business.

Our ability to maintain productivity and profitability will be limited by our ability to employ, retain and train skilled personnel necessary to meet our requirements. We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of these skilled personnel. Labor shortages or increased labor costs could impair our ability or maintain our business or grow our revenues.

We depend on the continued efforts of our executive officers and on senior management of the businesses we acquire. We cannot be certain that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively impact our ability to manage our business.

Specific Risks Relating to Our Power Industry Services

Failure to successfully operate our power industry services business will adversely affect us.

The operations of GPS represent a significant portion of our net sales and profits. Our inability to successfully develop, manage and provide our power industry services will adversely affect our overall business operations and financial condition.

Interruption of power plant construction projects could adversely affect future results of operations.

At any time, GPS has a limited number of construction contracts. Should any unexpected suspension, termination or delay of the work under such contracts occur, our results of operations may be materially and adversely affected.

Investment in the wind energy farm business partnership may occur without expected returns.

In June 2008, we announced that GPS has entered into a business partnership with lnvenergy Wind Management LLC for the design and construction of wind energy farms located in the mid-western region of the United States into Canada. The partners will each own 50% of the new company, Gemma Renewable Power, LLC (“GRP”). We expect that GRP will annually provide engineering, procurement and construction services for new wind energy farms generating more than an estimated 300 megawatts of electrical power including the design and construction of roads, foundations and electrical collection systems well as the erection of towers, turbines and blades. The new venture shall also assist with some of the ongoing servicing of the wind farm equipment.

Should the future construction and other related services of GRP be at lower revenue levels than expected, or should GRP fail to profitably execute the projects that it may obtain, GPS may fail to receive returns from GRP as anticipated which may adversely affect our future results of our operations.

Resolution of the terminated construction contract may require cash payments by us.

GPS had a contract with Altra Nebraska, LLC for the construction of an ethanol-producing facility which was in suspension pending the efforts of the customer to obtain financing to complete construction of the plant. Under the terms of the amended engineering, procurement and construction agreement with the customer (the “EPC Agreement”), March 19, 2008 was the deadline for the customer to obtain financing for the project. If such financing was not obtained, GPS would be allowed to terminate the EPC Agreement at that time. GPS served termination notice but the customer has not acknowledged the termination or released the construction bond. GPS continues to cooperate with the customer in its efforts to obtain financing. GPS is uncertain as to the ultimate resolution of this matter. As of April 30, 2008 and January 31, 2008, our balance sheets included assets and liabilities related to the project. We expect that these assets will be realized and the liabilities extinguished. Although GPS does not anticipate any losses to arise from the resolution of this EPC Agreement, cash may be required to make payment on accounts payable to project subcontractors that are included in the condensed consolidated balance sheet at April 30, 2008 in advance of our receipt of any additional cash payments on outstanding accounts receivable from the customer.

If financing for alternative energy plants is unavailable, construction of such plants may not occur.

Traditional coal-fired and gas-fired power plants have been constructed typically by large utility companies. However, to a large extent, the financing for the construction of alternative energy plants is being provided by private investment groups. For example, investors in Green Earth Fuels of Houston, LLC, the owner of the bio diesel plant completed by GPS last year, include The Carlyle Group and Goldman Sachs.

We believe that the increase in the price of corn used to make ethanol has adversely affected the financial viability of the Altra project that is discussed above. Further, we believe that the challenge of securing financing in light of this development is being exacerbated by the general state of uncertainty in the bond markets.

Should debt financing for the construction of alternative or renewable energy plants not be available, investors may not be able to invest in such projects, thereby adversely affecting the likelihood that GPS or GRP will obtain contracts to construct such plants.

Our dependence on large construction contracts may result in uneven quarterly financial results.

Our power industry service activities in any one fiscal quarter are typically concentrated on a few large construction projects for which we use the percentage-of-completion method to determine contract revenues. To a substantial extent, construction contract revenues are recognized as services are provided based on the amount of costs incurred. As the timing of equipment purchases, subcontractor services and other contract events may not be evenly distributed over the lives of our contracts, the amount of total contract costs may vary from quarter to quarter, creating uneven amounts of quarterly contract revenues. In addition, the timing of contract commencements and completions may exacerbate the uneven pattern.

As a result of the foregoing, future amounts of consolidated net sales, cash flow from operations, net income and earnings per share reported on a quarterly basis may vary in an uneven pattern and may not be indicative of the operating results expected for any other quarter or for an entire fiscal year, thus rendering consecutive quarter comparisons of our consolidated operating results a less meaningful way to assess the growth of our business.

Intense competition in the engineering and construction industry could reduce our market share and profits.

We serve markets that are highly competitive and in which a large number of multinational companies compete. Among our competitors are U.S. companies, such as Fluor Corporation, EMCOR Group, Inc., The Shaw Group Inc., Washington Group International, Inc., and Perini Corporation, and international companies, such as SNC Lavalin Group, Inc. and Foster Wheeler Ltd. In particular, the engineering and construction markets are highly competitive and require substantial resources and capital investment in equipment, technology and skilled personnel. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in these markets, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits.

The cyclical nature of the markets we serve may adversely affect future operating results.

The demand for our services and products is dependent upon the existence of projects with engineering, procurement, construction and management needs. Although downturns can impact our business, our power markets exemplify businesses that are cyclical in nature. The power markets have historically been and will continue to be vulnerable to general downturns and are cyclical in nature. As a result, our past results have varied considerably and may continue to vary depending upon the demand for future projects in these industries.

Our inability to attract and retain qualified management and personnel would adversely affect the growth of this business.

Our future success is substantially dependent on the continued services and on the performance of the Vice Chairmen and the founding executive officers of GPS, Joel M. Canino and William F. Griffin, Jr. Messrs Canino and Griffin have extended the terms of their employments agreements to June 2009. In addition, GPS hired Timothy Curran in November 2007 to serve as the president and chief executive officer of GPS under an employment contract that expires on October 31, 2008 with automatic one-year extensions. There can be no assurance that Mr. Canino, Mr. Griffin or Mr. Curran will renew his employment agreement upon expiration of its term. The loss of the services of any one of these executives could materially and adversely affect our business. Our ability to achieve our development will also depend on our ability to attract and retain additional qualified and skilled personnel. Recruiting personnel in the energy power industry is competitive. We do not know whether we will be able to attract or retain additional qualified personnel. Our inability to attract and retain qualified personnel, or the departure of key employees, could materially and adversely affect our development and, therefore, our business, prospects, results of operations and financial condition.

Our backlog is subject to unexpected adjustments, delays and cancellations and is, therefore, an uncertain indicator of our future earnings.

As of April 30, 2008, our construction backlog was approximately $47 million. Not included in tis amount is a engineering, procurement and construction agreement with Pacific Gas & Electric Company (“PG&E”) in the amount of $340 million for the design and construction of a natural gas-fired power plant in Colusa, California signed in May 2008. This energy plant will be a 640 megawatt combined cycle facility and construction is expected to be completed in the summer of 2010. We expect that our performance of the work contemplated by this contract backlog will earn a substantial portion of this revenue in the fiscal year ending January 31, 2009. However, a project may remain our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the dollar amount of our backlog and the revenue and profits that we actually earn. Poor project performance could also impact our backlog and profits. As a result, we cannot guarantee that the revenue projected in our backlog will be realized or profitable.

If the development of renewable energy sources does not occur, the demand for our construction services could decline.

Over half of the states have passed legislation requiring that utilities include a percentage of renewable energy in the mix of power they generate and buy. These future percentages may be as high as 20%, and the requirements are contributing to the increased momentum of efforts to develop sources of alternative renewable energy, including wind, solar, water, geothermal and biofuels. Should these government requirements be extended or repealed, the pace of the development of alternative renewable energy sources may slow, thereby reducing the future opportunities for GPS to construct such plants.

If tax credits are repealed, the development of alternative energy power plants may not be economical.

Current legislation offers tax credits and incentives to those utilizing alternative sources of energy. For example, federal legislation passed in 2005 established a tax credit that is intended to lower the cost of wind-powered energy for developers to equal the cost of energy produced by coal-fired power plants. However, this credit is set to expire at the end of 2008. To date, Congress has failed to move forward with a proposed extension of the credits.

In the event that federal legislative developments occur which decrease or cancel credits or incentives relating to alternative energy investments, the construction and use of alternative energy sources may not be economically viable. A decrease in the construction of alternative energy power plants may adversely affect the number of future business opportunities for us.

Future work delays and cost overruns could adversely affect our completion of construction projects.

The engineering and construction of plants for the generation of electric power or the production of alternative sources of energy such as ethanol and bio-diesel will be subject to the risks of delay or cost overruns resulting from numerous factors, including, but not limited to, the following:

•	shortages of skilled labor, materials and energy plant equipment including power turbines;
•	unscheduled delays in the delivery of ordered materials and equipment;
•	engineering problems, including those relating to the commissioning of newly designed equipment;
•	work stoppages;
•	weather interference;
•	cost increases, such as increases in the price of commodities such as corn or soybean or increases in or the availability of land at reasonable prices to grow corn and soybean;
•	price decreases for a barrel of oil;
•	inability to develop or non-acceptance of new technologies to produce alternative fuel sources; and
•	difficulties in obtaining necessary permits or approvals.

As we bear the risk of cost overruns in the dollar-value of our contracts, we may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

We conduct our business under various types of contractual arrangements. We bear a significant portion of the risk for cost overruns. Under fixed price contracts, contract prices are established in part on cost and scheduling estimates which are based on a number of assumptions, including assumptions about future economic conditions, prices and availability of labor, equipment and materials, and other exigencies. If these estimates prove inaccurate, or circumstances change such as unanticipated technical problems, changes in local laws or labor conditions, weather delays, costs of raw materials or our suppliers’ or subcontractors’ inability to perform, cost overruns may occur and we could experience reduced profits, or in some cases, a loss for that project. From time to time, we may also assume a project’s technical risk, which means that we may have to satisfy certain technical requirements of a project despite the fact that at the time of project award, we may not have previously produced the system or product in question.

If we guarantee the timely completion or performance standards of a project, we could incur additional costs to cover our guarantee obligations.
In some instances and in many of our fixed price contracts, we guarantee a customer that we will complete a project by a scheduled date. We sometimes provide that the project, when completed, will also achieve certain performance standards. If we subsequently fail to complete the project as scheduled, or if the project subsequently fails to meet guaranteed performance standards, we may be held responsible for cost impacts to the customer resulting from any delay or modifications to the plant in order to achieve the performance standards, generally in the form of contractually agreed-upon liquidated damages. If these events would occur, the total costs of the project would exceed our original estimate, and we could experience reduced profits or a loss for that project.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenues or profits.

Under our accounting procedures, we measure and recognize a large portion of our profits and revenues under the percentage-of-completion accounting methodology. This methodology allows us to recognize revenues and profits ratably over the life of a contract by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to revenues and estimated costs is recorded when the amounts are known and can be reasonably estimated, and these revisions can occur at any time and could be material. Given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

Future bonding requirements may adversely affect our ability to compete for new energy plant construction projects.

Our construction contracts frequently require that we obtain payment and performance bonds from surety companies on behalf of our customers as a condition to the award of such contracts.

Surety market conditions have in the last few years become more difficult as a result of significant losses incurred by many surety companies, both in the construction industry as well as in certain large corporate bankruptcies. Consequently, less overall bonding capacity is available in the market than in the past, and surety bonds have become more expensive and restrictive. Historically, we have had a strong bonding capacity but, under standard terms in the surety market, surety companies issue bonds on a project-by- project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing any bonds.

Current or future market conditions, as well as changes in our surety’s assessment of its own operating and financial risk, could cause our surety company to decline to issue, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions can be taken on short notice. If our surety company were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other surety companies, increasing business with clients that do not require bonds and posting other forms of collateral for project performance, such as letters of credit, or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption or reduction in the availability of bonding capacity, we may be unable to compete for or work on certain projects.

Our dependence upon third parties to complete many of our contracts may adversely affect our performance under future energy plant construction contracts.

Much of the work performed under our contracts is actually performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment used for projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired. If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a lump sum or a fixed-price type contract, we may suffer losses on these contracts. If a supplier, manufacturer or subcontractor fails to provide supplies, equipment or services as required under a negotiated contract for any reason, we may be required to source these supplies, equipment or services on a delayed basis or at a higher price than anticipated which could impact contract profitability in an adverse manner.

The nature of our engineering and construction business exposes us to potential liability claims and contract disputes which may reduce our profits.

We engage in engineering and construction activities for large facilities where design, construction or systems failures can result in substantial injury or damage to third parties. In addition, the nature of our business results in clients, subcontractors and vendors occasionally presenting claims against us for recovery of cost they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business. When it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a “claims-made” basis covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which claims may reduce our future profits and cash available for operations.

We could be subject to claims and liabilities under environmental, health and safety laws and regulations that would add costs to our business.

Our operations are subject to compliance with United States federal, state and local environmental, health and safety laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. We continually evaluate whether we must take additional steps to ensure compliance with environmental laws, however, there can be no assurance that these requirements will not change and that compliance will not adversely affect our operations in the future.

The failure of our insurance policies to cover all of the risks we face could result in material future losses.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

Specific Risks Relating to Our Telecommunications Infrastructure Services Business

Loss of a significant customer could adversely affect our SMC business.

Our customers typically may cancel their contracts on short notice, typically 30 to 90 days, even if we are not in default under the contract. Certain of our largest customers assign work to us on a project-by-project basis under master service agreements. Under these agreements, the customers often have no obligation to assign work to us.

The failure to replace any unexpected reduction in work performed for our largest customers or the loss of any one of them as a significant customer could have a material adverse effect on our business, unless the loss is offset by increases in sales to other customers.

If we fail to compete successfully against current or future competitors, our business, financial condition and results of operations could be materially and adversely affected.

We operate in highly competitive markets. We compete with service providers ranging from small regional companies which service a single market, to larger firms servicing multiple regions, as well as large national and multi-national entities. In addition, there are few barriers to entry in the telecommunications infrastructure industry. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors.

Competition in the telecommunications infrastructure industry depends on a number of factors, including price. Certain of our competitors may have lower overhead cost structures than we do and may, therefore, be able to provide their services at lower rates than we can provide the same services. In addition, some of our competitors are larger and have significantly greater financial resources than we do. Our competitors may develop the expertise, experience and resources to provide services that are superior in price and quality to our services. Similarly, we may not be able to maintain or enhance our competitive position within our industry. We may also face competition from the in-house service organizations of our existing or prospective customers.

A significant portion of our business involves providing services, directly or indirectly as a subcontractor, to the United States government under government contracts. The United States government may limit the competitive bidding on any contract under a small business or minority set-aside, in which bidding is limited to companies meeting the criteria for a small business or minority business, respectively. We are currently qualified as a small business concern, but not a minority business.

We may not be able to compete successfully against our competitors in the future. If we fail to compete successfully against our current or future competitors, our business, financial condition, and results of operations could be materially and adversely affected.

Rapid technological change and/or customer consolidations could reduce the demand for the telecommunication services we provide.

The telecommunications infrastructure industry is undergoing rapid change as a result of technological advances that could in certain cases reduce the demand for our services or otherwise negatively impact our business. New or developing technologies could displace the wireline systems used for voice, video and data transmissions, and improvements in existing technology may allow telecommunications companies to significantly improve their networks without physically upgrading them. In addition, consolidation, competition or capital constraints in the utility, telecommunications or computer networking industries may result in reduced spending or the loss of one or more of our customers.

Our substantial dependence upon fixed price contracts may expose us to losses in the event that we fail to accurately estimate the costs that we will incur to complete such projects.

We currently generate, and expect to continue to generate, a significant portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for these fixed price contracts. Although historically we have been able to estimate costs accurately, the cost of labor and materials may, from time to time, vary from costs originally estimated. These variations, along with other risks inherent in performing fixed price contracts, may cause actual revenue and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs can have a significant impact on our operating results for any fiscal quarter or year.

Compliance with government regulations may increase the costs of our operations and expose us to substantial civil and criminal penalties in the event that we violate applicable law.

We provide, either directly as a contractor or indirectly as a sub-contractor, products and services to the United States government under government contracts. United States government contracts and related customer orders subject us to various laws and regulations governing United States government contractors and subcontractors, generally which are more restrictive than for non-government contractors. These include subjecting us to examinations by government auditors and investigators, from time to time, to ensure compliance and to review costs. Violations may result in costs disallowed, and substantial civil or criminal liabilities (including, in severe cases, denial of future contracts).

Specific Risks Relating To Our Nutritional Products Business

The inability to replace lost customer business will continue to adversely affect operating results and financial condition.

VLI is primarily a contract manufacturer of nutritional products. The ability to quickly replace lost customers or to increase the product offerings sold to existing customers is hampered by the long sales cycle inherent in our type of business. The length of time between the beginning of contract negotiation and the first sale to a new customer could exceed six months including extended periods of product testing and acceptance.

Accordingly, we do not expect this business to recover quickly despite the existence of new business prospects. Further, the loss of any existing customers or unexpected reductions in the levels of sales to such customers would exacerbate the negative and material effects of the business reductions experienced in the current year.

Negative publicity about us, our products and/or our industry could cause our business to suffer.

Our business depends, in part, upon the public’s belief in the safety and quality of our products. Although many of the ingredients in our products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, some of our products contain innovative ingredients or combinations of ingredients. Although we test the formulation and production of our products and we believe that all of our products are safe when used as directed, there may be little long-term experience with human consumption of certain of these product ingredients or combinations thereof. Further, we have not sponsored or conducted clinical studies on the effects of human consumption. Any adverse publicity about the safety or quality of our products or our competitors’ products, whether or not accurate, could negatively affect the public’s perception of us, our products, and/or our industry, resulting in a significant decline in the demand for our products and our future operating results. Our business and products could be adversely affected by negative publicity regarding, among other things:

•	the nutritional supplements industry;
•	competitors;

•	the safety and quality of our products and ingredients; and
•	regulatory investigations of our products or competitors’ products.

Our inability to respond to changing consumers’ demands and preferences could adversely affect our business.

The nutritional industry is subject to rapidly changing consumer demands and preferences. There can be no assurance that customers will continue to favor the products provided and manufactured by us. In addition, products that gain wide acceptance with consumers may result in a greater number of competitors entering the market which could result in downward price pressure which could adversely impact our financial results. We believe that any growth of this business will be materially dependent upon our ability to develop new techniques and processes necessary to meet the needs of our current customers and potential new customers. Our inability to anticipate and respond to these rapidly changing demands could have an adverse effect on our business operations.

Failure to perform effectively in an intensely competitive industry will harm our business.

The market for nutritional products is highly competitive. Our direct competition consists primarily of publicly and privately owned companies, which tend to be highly fragmented in terms of both geographical market coverage and product categories. These companies compete with us on different levels in the development, manufacture and marketing of nutritional supplements. Many of these companies have broader product lines and larger sales volume, are significantly larger than us, have greater name recognition, financial personnel, distribution and other resources than we do and may be better able to withstand volatile market conditions. There can be no assurance that our customers and potential customers will regard our products as sufficiently distinguishable from competitive products. Our inability to compete successfully would have a material adverse effect on our business.

The successful fulfillment of customer orders depends on our ability to obtain the necessary raw materials in a timely manner.

Although we believe that there are adequate sources of supply for all of our principal raw materials we require, there can be no assurance that our sources of supply for our principal raw materials will be adequate in all circumstances. In the event that such sources are not adequate, we will have to find alternate sources. As a result we may experience delays in locating and establishing relationships with alternate sources which could result in product shortages and backorders for our products, with a resulting loss of revenue to us.

Future product liability claims may expose us to unexpected damages and expenses which could adversely affect our results of operation and financial condition.

We could face financial liability due to product liability claims if the use of our products results in significant loss or injury. To date, we have not been the subject of any product liability claims. However, we can make no assurances that we will not be exposed to future product liability claims. Such claims may include that our products contain contaminants, that we provide consumers with inadequate instructions regarding product use, or that we provide inadequate warnings concerning side effects or interactions of our products with other substances. We believe that we maintain adequate product liability insurance coverage. However, a product liability claim could exceed the amount of our insurance coverage or a product claim could be excluded under the terms of our existing insurance policy, which could adversely affect our future results of operations and financial condition.

A violation of government regulations or our inability to obtain necessary government approvals for our products could harm our business.

The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (FDA), the Federal Trade Commission (FTC), the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Environmental Protection Agency, and also by various agencies of the states, localities and foreign countries in which our products are sold. In particular, the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act (FDCA), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of dietary supplements, including vitamins, minerals and herbs, and of over-the-counter (OTC) drugs, while the FTC has jurisdiction to regulate advertising of these products, and the US Postal Service regulates advertising claims with respect to such products sold by mail order. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. In addition, our products are also subject to regulations under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and OTC drugs. Our inability to comply with these numerous regulations could harm our business, resulting in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

In the future, we may become subject to additional laws or regulations administered by the FDA or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we consider favorable, or to more stringent interpretations of current laws or regulations. We can neither predict the nature of such future laws, regulations, repeals or interpretations, nor can we predict what effect additional governmental regulation, when and if it occurs, would have on our business. These regulations could, however, require the reformation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation or other new requirements. Any of these developments could result in sales reductions and/or unanticipated expenses having material adverse effects on our business.

Our inability to adequately protect our products from replication by competitors could have a material adverse effect on our business.

We own proprietary formulas for certain of our nutritional products. We regard our proprietary formulas as valuable assets and believe they have significant value in the marketing of our products. Because we do not have patents or trademarks on our products, there can be no assurance that another company will not replicate and market one or more of our products, thereby causing us to lose business.

Risks Relating to Our Securities

Our acquisition strategy may result in dilution to our stockholders.

Our business strategy calls for the strategic acquisition of other businesses. In connection with our acquisitions of GPS and VLI, among other consideration, we issued approximately 3,667,000 and 1,785,000 shares of our common stock, respectively. In addition, we issued 2,200,000 shares and approximately 2,853,000 shares of our common stock, respectively, in our July 2008 and December 2006 private placements. In the aggregate, the number of shares issued pursuant to these transactions represents approximately 79% of our currently outstanding shares of common stock. We anticipate that future acquisitions will require cash and issuances of our capital stock, including our common stock. To the extent we are required to pay cash for any acquisition, we anticipate that we would be required to obtain additional equity and/or debt financing. Equity financing would result in dilution for our then current stockholders. Stock issuances and financing, if obtained, may not be on terms favorable to us and could result in substantial dilution to our stockholders at the time(s) of these stock issuances and financings.

Our officers, directors and certain key employees have substantial control over Argan.

As of April 30, 2008, our executive officers and directors as a group owned approximately 17.5% of our voting shares (giving effect to an aggregate of 330,000 shares of common stock that may be purchased upon exercise of warrants and stock options held by our executive officers and directors and 1,323,270 shares beneficially held in the name of MSR Advisors, Inc. and affiliates for which one of our directors is President). In addition, another 42% of our voting shares were owned by Messrs. Canino and Griffin, by Allen & Company affiliates and a single unaffiliated stockholder. Therefore, this small group of stockholders may have significant influence over corporate actions such as an amendment to our certificate of incorporation, the consummation of any merger, or the sale of all or substantially all of our assets, and may substantially influence the election of directors and other actions requiring stockholder approval.

As of April 30, 2008, William F. Griffin, Jr. and Joel M. Canino, executive officers of GPS, own approximately 12.6% and 10.6% of our outstanding voting shares, respectively. Therefore, Messrs. Canino and Griffin, together or individually, may have the power to influence corporate actions.

As our common stock is thinly traded, the stock price may be volatile and you may have difficulty disposing of your investment at prevailing market prices.

In August 2007, our common stock was approved for listing on the American Stock Exchange and commenced trading under the symbol AGX. Until August 2007, our common stock traded over-the- counter under the symbol AGAX.OB. Our common stock was also listed on the Boston Stock Exchange under the symbol AGX from August 4, 2003 until its voluntary delisting in September 2007. However, there were no sales of the Company’s securities on the Boston Stock Exchange during the previous two years.

Despite the new listing, our common stock remains thinly and sporadically traded and no assurances can be given that a larger market will ever develop, or if developed, that it will be maintained.

Availability of significant amounts of our common stock for sale could adversely affect its market price.

We have recently registered for issuance and resale significant amounts of our common stock. If our stockholders sell substantial amounts of our common stock in the public market, including shares registered under any registration statement on Form S-3, the market price of our common stock could fall.

We may issue preferred stock with rights that are superior to our common stock.

Our Certificate of Incorporation, as amended, permits our Board of Directors to authorize the issuance of shares of preferred stock and to designate the terms of the preferred stock. The issuance of shares of preferred stock by us could adversely affect the rights of holders of common stock by, among other factors, establishing dividend rights, liquidation rights and voting rights that are superior to the rights of the holders of the common stock.

Provisions of our certificate of incorporation and Delaware law could deter takeover attempts.

Provisions of our certificate of incorporation and Delaware law could delay, prevent, or make more difficult a merger, tender offer or proxy contest involving us. Among other things, under our certificate of incorporation, our board of directors may issue up to 500,000 shares of our preferred stock and may determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of these shares of preferred stock. In addition, Delaware law limits transactions between us and persons that acquire significant amounts of our stock without approval of our board of directors.

We do not expect to pay dividends for the foreseeable future.

We have not paid cash dividends on our common stock since our inception and intend to retain earnings, if any, to finance the development and expansion of our business. As a result, we do not anticipate paying dividends on our common stock in the foreseeable future. Payment of dividends, if any, will depend on our future earnings, capital requirements and financial position, plans for expansion, general economic conditions and other pertinent factors.

USE OF PROCEEDS

The proceeds from the sale of the shares of our common stock being offered by the selling shareholders pursuant to this prospectus and any prospectus supplement, if applicable, net of any broker’s fee or commissions, will belong to the selling shareholders. Accordingly, we will not receive any of the proceeds from the sale of these shares.

SELLING SHAREHOLDERS

The following table provides information regarding the selling shareholders and the number of shares each selling shareholder is offering. We have prepared this table based on information furnished to us by or on behalf of the selling shareholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Unless otherwise indicated in the footnotes below, we believe that the selling shareholders have sole voting and investment power with respect to all shares beneficially owned. The percentage ownership data is based on 13,325,026 shares of our common stock issued and outstanding as of July 2, 2008. Since the date on which they provided us with the information below, the selling shareholders may have sold, transferred or otherwise disposed of some or all of their shares in transactions exempt from the registration requirements of the Securities Act.

The shares may be sold by the selling shareholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes the sale of all shares offered by each of the selling shareholders. The selling shareholders may sell less than all of the shares listed in the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares the selling shareholders will sell under this prospectus.

Except as indicated in the footnotes below, the selling shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The selling shareholders have represented to us that they purchased the shares for their own account, for investment only and not with a view toward selling or distributing them in violation of the Securities Act, except in sales either registered under the Securities Act, or sales that are exempt from registration. In recognition of the fact that the selling shareholders, even though purchasing their shares for investment, may wish to be legally permitted to sell their shares when they deem appropriate, we agreed with the selling shareholders to file a registration statement to register the resale of the shares. We have also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of (i) the date on which the selling shareholders may resell all the shares covered by the registration statement without registration pursuant to Rule 144 under the Securities Act or any successor rule thereto and (ii) the date on which the selling shareholders have sold all the shares covered by the registration statement.

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Gerald Abrams, Owner Curtis Y Mobile Home 17 Cove Road Rhinebeck, NY 12572	1300	1300	0	—
Gerald Abrams 17 Cove Road Rhinebeck, NY 12572	1700	1700	0	—
Gerald Abrams, Trustee Venture Lake Estates PSP 17 Cove Road Rhinebeck, NY 12572	8400	8400	0	—
David Anastos 37 Noyac Bay Avenue Sag Harbor, NY 11963	990	990	0	—
Peter Anastos 37 Noyac Bay Avenue Sag Harbor, NY 11963	540	540	0	—
Dorothea and John Antonell 315 Old Post Road Rhinebeck, NY 12572	100	100	0	—
John Antonell IRA 315 Old Post Road Rhinebeck, NY 12572	2620	2620	0	—
Dorothea Antonell IRA 315 Old Post Road Rhinebeck, NY 12572	100	100	0	—
Allan E. Atzrott 50 Springview Lane Hopewell Jct, NY 12533	1500	1500	0	—
St. Lukes Cornwall Hospital BIATC as Dir TTEE 70 Dubois Street Newburgh, NY 12550	650	650	0	—
Barbara Baker 155 Mount Zion Road Marlboro, NY 12542	3100	3100	0	—
Barbara Baker IRA 155 Mount Zion Road Marlboro, NY 12542	2500	2500	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Daniel Baker Baker Single #1 P. O. Box 219 Teton Village, WY 83025	370	370	0	—
Daniel Baker Baker Two Life #3 P. O. Box 219 Teton Village, WY 83025	1180	1180	0	—
Daniel Baker Baker Single #2 P. O. Box 219 Teton Village, WY 83025	500	500	0	—
Daniel Baker Baker Single #3 P. O. Box 219 Teton Village, WY 83025	560	560	0	—
Daniel Baker, Trustee Baker CRUT #1 P. O. Box 219 Teton Village, WY 83025	1070	1070	0	—
Daniel Baker Baker CRUT #2 P. O. Box 219 Teton Village, WY 83025	1050	1050	0	—
Daniel Baker, Patricia Baker Baker Family LP P. O. Box 219 Teton Village, WY 83025	15500	15500	0	—
Daniel Baker P. O. Box 219 Teton Village, WY 83025	4800	4800	0	—
Patricia Baker P. O. Box 219 Teton Village, WY 83025	2000	2000	0	—
Patricia Baker Baker P Single Life #1 P. O. Box 219 Teton Village, WY 83025	350	350	0	—
Patricia Baker Baker P Single CRUT #2 P. O. Box 219 Teton Village, WY 83025	420	420	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Patricia Baker Baker P Single #3 P. O. Box 219 Teton Village, WY 83025	820	820	0	—
Patricia Baker Baker P Two Life #2 P. O. Box 219 Teton Village, WY 83025	1100	1100	0	—
Patricia Baker Baker P Two Life #1 P. O. Box 219 Teton Village, WY 83025	1100	1100	0	—
Patricia Baker Baker P Two Life #3 P. O. Box 219 Teton Village, WY 83025	1200	1200	0	—
Frederick & Suzanne Battenfeld 867 Route 199 Red Hook, NY 12571	10000	10000	0	—
Suzanne Battenfeld 867 Route 199 Red Hook, NY 12571	18000	18000	0	—
Frederick Battenfeld 867 Route 199 Red Hook, NY 12571-4710	8000	8000	0	—
Suzanne Battenfeld 867 Route 199 Red Hook, NY 12571	7000	7000	0	—
Richard Bayles, Trustee Bayles Marital Trust 3697 SE Doubleton Drive Stuart, FL 34997	9500	9500	0	—
Richard Bayles, Trustee Richard Bayles Rev Trust 3697 SE Doubleton Drive Stuart, FL 34997	40200	40200	0	—
Richard A. Bayles, Trustee Bayles Trust B 3697 SE Doubleton Drive Stuart, FL 34997	10300	10300	0	—
Richard A. Bayles 3697 SE Doubleton Drive Stuart, FL 34997	4300	4300	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Peter Bloom IRA 17 Water Way Newburgh, NY 12550	2150	2150	0	—
Shirley Bogdanffy 110 Beechwood Drive Wayne, NJ 07470	3700	3700	0	—
Mark W. Brown AVEMA 401k FBO Brown 5916 Filaree Heights Malibu, CA 90265	100	100	0	—
Mark Walter Brown 5916 Filaree Heights Malibu, CA 90265	1800	1800	0	—
David J. Callard, Trustee Frank Bonsal Rev Trust c/o DLA Piper Rudnick Baltimore, MD 21209	1860	1860	0	—
Leona Borchert, Trustee Trust U/W/O Ernest Borchert 182 Smoke Rise Ridge Basking Ridge, NJ 07920	560	560	0	—
Leona Borchert 182 Smoke Rise Ridge Basking Ridge, NJ 07920	6300	6300	0	—
Spruille Braden IRA 20 Colonial Drive Bethel, CT 06801	770	770	0	—
Michael & Linda Brooks Joint Account 481 Gidney Avenue Newburgh, NY 12550	1200	1200	0	—
Barry Brown IRA 53 Larkspur Lane Rochester, NY 14622	5000	5000	0	—
Barry Brown IRA 53 Larkspur Lane Rochester, NY 14622	300	300	0	—
Barry Brown 53 Larkspur Lane Rochester, NY 14622	500	500	0	—
Judith Brown IRA 53 Larkspur Lane Rochester, NY 14622	990	990	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Judith Brown IRA 53 Larkspur Lane Rochester, NY 14622	700	700	0	—
Ed Cahill 775 High Street Dedham, MA 02026	6700	6700	0	—
David Callard & John Olson, Trustees David Callard Living Trust 1120 Fifth Avenue, #5B New York, NY 10128	47850	47850	0	—
Joseph Catania IRA 21 Susan Drive Newburgh, NY 12550	4920	4920	0	—
Joseph & Dorothy Catania 21 Susan Drive Newburgh, NY 12550	11400	11400	0	—
Joseph Catania Roth IRA 21 Susan Drive Newburgh, NY 12550	1450	1450	0	—
Pamela Catania 628 River Road Newburgh, NY 12550	7060	7060	0	—
Joseph Catania, Jr. IRA 628 River Road Newburgh, NY 12550	450	450	0	—
Steven Chamberlain 5177 Harpers Farm Road Columbia, MD 21044	7300	7300	0	—
Jacqueline Rumsey & Betty Evans Church of Good Shepherd P. O. Box 2865 Newburgh, NY 12550	6200	6200	0	—
Jacqueline Rumsey & Betty Evans Church of Good Shepherd P. O. Box 2865 Newburgh, NY 12550	4600	4600	0	—
Jacqueline Rumsey & Betty Evans Church of Good Shepherd P. O. Box 2865 Newburgh, NY 12550	39800	3980	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Peter Cricchio 79 Orange Street Marlboro, NY 12542	3100	3100	0	—
Josephine Cricchio 79 Orange Street Marlboro, NY 12542	3100	3100	0	—
Rosemarie Cricchio 79 Orange Street Marlboro, NY 12542	3300	3300	0	—
Matilda Davenport Box 236 Stone Ridge, NY 12484	4000	4000	0	—
William Davenport Box 236 Stone Ridge, NY 12484	1700	1700	0	—
Martin Desmary IRA 9516 Laurelwood Court Fort Pierce, FL 34951	25690	25690	0	—
Alice Dibble 114 Chesham Drive Middlebury, CT 06762	7000	7000	0	—
John Dibble 114 Chesham Drive Middlebury, CT 06762	4800	4800	0	—
Drake Loeb Heller Kennedy, Trustees Drake Loeb Heller Kennedy et al. New Windsor, NY 12553	17050	17050	0	—
Ira & Steven Effron, Trustees EFCO Products Pension Plan 136 Smith Street Poughkeepsie, NY 12601	19500	19500	0	—
Ira & Steven Effron, Trustees EFCO Products PSP 136 Smith Street Poughkeepsie, NY 12601	10000	10000	0	—
William A. Eudailey 193 Sturbridge Drive Osterville, MA 02655	6300	6300	0	—
William Eudailey IRA 193 Sturbridge Drive Osterville, MA 02655	2200	2200	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Elisha & Maria Fisch, Trustees Fisch & Fisch 401k & PSP 66 Cliffside Lane Mount Kisco, NY 10549	11600	11600	0	—
Steven Ganfer & Steven Shore, Trustees Ganfer & Shore 401k 360 Lexington Avenue New York, NY 10017	3250	3250	0	—
Steven Ganfer & Steven Shore, Trustees Ganfer & Shore Pension Plan 360 Lexington Avenue New York, NY 10017	4160	4160	0	—
Lynn E. Gorguze, Trustee Lynn E. Gorguze Separate Prop Tr 1200 Prospect Street, Ste. 325 La Jolla, CA 92037	91980	91980	0	—
Lynn E. Gorguze, Trustee Ellen Peters Trust 1200 Prospect Street, Ste. 325 La Jolla, CA 92037	1310	1310	0	—
Lynn E. Gorguze cust FBO Ellen Peters, Custodian c/o Cameron Holdings Corp. 1200 Prospect Street, Ste. 325 La Jolla, CA 92037	6600	660	0	—
Lynn E. Gorguze Scott Peters, Trustee Lynn Gorguze Scott Peters Comm Prop Trust 1200 Prospect Street, Ste. 325 La Jolla, CA 92037	5740	5740	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Lynn Gorguze FBO Benjamin Peters, Custodian c/o Cameron Holdings Corp. 1200 Prospect Street, Ste. 325 La Jolla, CA 92037	430	430	0	—
Lynn E. Gorguze, Trustee Benjamin V. Peters Trust 1200 Prospect Street, Ste. 325 La Jolla, CA 92037	1580	1560	0	—
Lynn E. Gorguze IRA c/o Cameron Holdings Corp. 1200 Prospect Street, Ste. 325 La Jolla, CA 92037	1050	1050	0	—
Vincent & Gloria Gorguze, Trustees Vincent & Gloria Gorguze Trust 1200 Prospect Street, Ste. 325 La Jolla, CA 92037	108410	108410	0	—
Vincent T. Gorguze IRA c/o Cameron Holdings Corp. 1200 Prospect Street, Ste. 325 La Jolla, CA 92037	1000	1000	0	—
Jack S. Griswold IRA c/o Brown Advisory 901 S. Bond Street, Ste. 400 Baltimore, MD 21231	6900	6900	0	—
Elizabeth Henry 4 Henry Lane New Windsor, NY 12553	1500	1500	0	—
Lorraine M. Herring 110 Holmes Road Newburgh, NY 12550	1510	1510	0	—
David Hershberg 15 Waterview Drive Prt Jefferson, NY 11777	2900	2900	0	—
Edward Hyman ISI Group 40 West 57th Street, 18th Fl. New York, NY 10019	6540	6540	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Steven Katz IRA 33 Hornbeck Ridge Poughkeepsie, NY 12603	8020	8020	0	—
Gladys Kirkland 222 SE Becky Terrace Lake City, FL 32025	4700	4700	0	—
Steven Kirshon, Trustee Kirshon & Co. PSP 311 Mill Street Poughkeepsie, NY 12601	4300	4300	0	—
Jacques Kohn 45 E. 89th Street, Apt. 29E New York, NY 10128	18760	18760	0	—
Jacques and Margot Kohn 45 E. 89th Street, Apt. 29E New York, NY 10128	5890	5890	0	—
Margot Kohn IRA 45 E. 89th Street, Apt. 29E New York, NY 10128	11600	11600	0	—
Barbara Krieger 4 Kimball Road Poughkeepsie, NY 12601	25250	25250	0	—
William Kwock 25 Cassel Road Milton, NY 12547	11970	11970	0	—
William Kwock, Trustee Orthopedic Associates #1 1 Webster Avenue, Ste. 400 Poughkeepsie, NY 12601	11000	11000	0	—
William Kwock, Trustee Orthopedic Associates #2 1 Webster Avenue, Ste. 400 Poughkeepsie, NY 12601	9900	9900	0	—
Paul Labieniec, Trustee Helen A. Labieniec Credit Exempt Tr 10701 Spring Run Road Chesterfield, VA 23832	3300	3300	0	—
Paul Labieniec 10701 Spring Run Road Chesterfield, VA 23832	580	580	0	—
Paul Labieniec IRA 10701 Spring Run Road Chesterfield, VA 23832	600	600	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Tristan & Susanne Laurion 6 Pea Hill Road New Windsor, NY 12553	3400	3400	0	—
Tristan Laurion IRA 6 Pea Hill Road New Windsor, NY 12553	12000	12000	0	—
Tristan Laurion IRA 6 Pea Hill Road New Windsor, NY 12553	300	300	0	—
John Montfort 44 Elm Street Fishkill, NY 12524	96000	96000	0	—
John Montfort IRA 44 Elm Street Fishkill, NY 12524	5000	5000	0	—
Steven & Amy Almany 2753 Turtle Lake Road Bloomfield Hills, MI 48302	1400	1400	0	—
Steven Almany, Trustee Steven Almany PSP 2753 Turtle Lake Road Bloomfield Hills, MI 48302	130	130	0	—
Stephen M. Lipton IRA 21 Adriance Avenue Poughkeepsie, NY 12601	990	990	0	—
Lynn C. Lipton IRA 21 Adriance Avenue Poughkeepsie, NY 12601	1500	1500	0	—
Lynn C. Lipton 21 Adriance Avenue Poughkeepsie, NY 12601	200	200	0	—
Stephen M. Lipton, Trustee Lipton PSP 21 Adriance Avenue Poughkeepsie, NY 12601	1080	1080	0	—
Carol Looney 9 Pheasant Lane Lexington, MA 02421	5000	5000	0	—
Paul Looney IRA 9 Pheasant Lane Lexington, MA 02421	7000	7000	0	—
Carol Looney IRA 9 Pheasant Lane Lexington, MA 02421	800	800	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Paul Looney IRA 9 Pheasant Lane Lexington, MA 02421	3000	3000	0	—
Peter Lumb 831 North Avenue Salt Point, NY 12578	3200	3200	0	—
Elizabeth Lumb 831 North Avenue Salt Point, NY 12578	1900	1900	0	—
Barbara Lumb & Elizabeth Lumb, Trustees Charles B. Grubb Trust 177 Titusville Road Poughkeepsie, NY 12603	3000	3000	0	—
Stephen Lumb 177 Titusville Road Poughkeepsie, NY 12603	2500	2500	0	—
Barbara Lumb 177 Titusville Road Poughkeepsie, NY 12603	900	900	0	—
Stephen Lumb IRA 177 Titusville Road Poughkeepsie, NY 12603	700	700	0	—
William Lyons P. O. Box 120 Marlboro, NY 12542	3000	3000	0	—
William Lyons IRA P. O. Box 120 Marlboro, NY 12542	2670	2670	0	—
Beryl Maddows 333 Pleasant Street Raynham, MA 02767	3970	3970	0	—
Steven Maier 4 Harlequin Drive Sheridan, WY 82801	2470	2470	0	—
Elizabeth Manion 121 Western Avenue Marlboro, NY 12542	1700	1700	0	—
James Manion IRA 121 Western Avenue Marlboro, NY 12542	5000	5000	0	—
James Manion IRA 2 121 Western Avenue Marlboro, NY 12542	2000	2000	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
James Manion IRA 3 121 Western Avenue Marlboro, NY 12542	2000	2000	0	—
Jeffrey & Allison McKibben 49 East 21st Street, Apt. 7B New York, NY 10010	100	100	0	—
JR Moody IRA 9914 East Palo Brea Drive Scottsdale, AZ 85262	3600	3600	0	—
Kathleen Moody IRA 9914 East Palo Brea Drive Scottsdale, AZ 85262	300	300	0	—
J. Roger Moody Sandpiper Synergies 9914 East Palo Brea Drive Scottsdale, AZ 85262	11200	11200	0	—
J. Roger Moody, Trustee Roger Moody Pen Pln 9914 East Palo Brea Drive Scottsdale, AZ 85262	17270	17270	0	—
W. Christopher Mortenson P. O. Box 617 Oldwick, NJ 08858	1300	1300	0	—
Francis Murphy 17 Seaborn Place Lexington, MA 02420	5900	5900	0	—
Francis Murphy IRA 17 Seaborn Place Lexington, MA 02420	700	700	0	—
Kurt Najork 22 Van Orden Road Milton, NY 12547	650	650	0	—
Robert A. Nicklin 242 West Minnesota Street Le Center, MN 56057	7000	7000	0	—
Carol Nicklin 95 Mt. Zion Road Marlboro, NY 12542	2210	2210	0	—
John Nicklin, Jr. 95 Mt. Zion Road Marlboro, NY 12542	1590	1590	0	—
John W. Nicklin 1290 Bay Dale Drive, #290 Arnold, MD 21012	6760	6760	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Jonathan Case Nicklin 216 Upland Road, Floor 1 Cambridge, MA 02140	5500	5500	0	—
William T. Nicklin 82 Seven Bridges Chappaqua, NY 10514	1200	1200	0	—
John O’Shea IRA 19 Alden Road Poughkeepsie, NY 12603	16600	16600	0	—
John O’Shea 19 Alden Road Poughkeepsie, NY 12603	12000	12000	0	—
Nancy O’Shea 19 Alden Road Poughkeepsie, NY 12603	2000	2000	0	—
Albert & Dorothy Pagano Sr. 13 Cross Road Marlboro, NY 12542	4270	4270	0	—
Albert Pagano Sr. 13 Cross Road Marlboro, NY 12542	3890	3890	0	—
Albert Pagano Sr. IRA 13 Cross Road Marlboro, NY 12542	850	850	0	—
Dorothy Pagano IRA 13 Cross Road Marlboro, NY 12542	400	400	0	—
Anthony Pascale IRA 28 Riverwood Drive Marlboro, NY 12542	8200	8200	0	—
Anthony Pascale IRA 28 Riverwood Drive Marlboro, NY 12542	960	960	0	—
Sandra A. Pascale IRA 28 Riverwood Drive Marlboro, NY 12542	4180	4180	0	—
Anthony M. Pascale Anthony Pascale PSP FBO Anthony 28 Riverwood Drive Marlboro, NY 12542	3800	3800	0	—
Anthony M. Pascale & Sandra Pascale 28 Riverwood Drive Marlboro, NY 12542	2500	2500	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Marilynn Petrillo IRA 153 Holmes Road Newburgh, NY 12550	150	150	0	—
Ted Petrillo 153 Holmes Road Newburgh, NY 12550	700	700	0	—
Albert Petrosino IRA 612 River Road Newburgh, NY 12250	5000	5000	0	—
George Rich, Trustee Rich Family Foundation 904 South Broadway Baltimore, MD 21231	12450	12450	0	—
George & Isabel Rich, Trustees George & Isabel Rich Trust 904 South Broadway Baltimore, MD 21231	700	700	0	—
George Rich, Trustee George Rich Jr. Trust 904 South Broadway Baltimore, MD 21231	3140	3140	0	—
George Rich, Trustee Alexandra Rich Trust 904 South Broadway Baltimore, MD 21231	2350	2350	0	—
George Rich IRA 904 South Broadway Baltimore, MD 21231	920	920	0	—
George Rich 904 South Broadway Baltimore, MD 21231	6800	6800	0	—
Rider, Weiner, Frankel, Crush, Trustees Rider Weiner & Frankel PSP 655 Little Britain Road New Windsor, NY 12553	16100	16100	0	—
Jacqueline Rumsey, Trustee William Rumsey Trust P. O. Box 4101 New Windsor, NY 12553	17200	17200	0	—
Jacqueline Rumsey P. O. Box 4101 New Windsor, NY 12553	6120	6120	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Joann Schmidt IRA 162 Shadblow Lane Clinton Cors, NY 12514	1000	1000	0	—
Joann Schmidt IRA 162 Shadblow Lane Clinton Cors, NY 12514	4500	4500	0	—
J. David Schmidt IRA 162 Shadblow Lane Clinton Cors, NY 12514	1380	1380	0	—
J. David Schmidt 162 Shadblow Lane Clinton Cors, NY 12514	7800	7800	0	—
Harriet Schneider IRA 4646 Willis Avenue, #303 Sherman Oaks, CA 91403	7600	7600	0	—
Harriet Schneider, Trustee Harriet Schneider Rev Tr 4646 Willis Avenue, #303 Sherman Oaks, CA 91403	4400	4400	0	—
Sobel Marmor Fisher FBO Sobel 5 HV Prof Plaza Newburgh, NY 12550	1440	1440	0	—
Sobel Marmor Fisher FBO Sobel 5 HV Prof Plaza Newburgh, NY 12550	3370	3370	0	—
Betty Lou Straus, Trustee Betty Lou Straus Rev Tr. 4646 Willis Avenue, #303 Sherman Oaks, CA 91403	2900	2900	0	—
Betty Lou Straus IRA 4646 Willis Avenue, #303 Sherman Oaks, CA 91403	970	970	0	—
Anthony Tardio, Trustee Tardio PC Retirement Tr 15 Fulton Avenue Poughkeepsie, NY 12603	500	500	0	—
Anthony Tardio, Trustee Tardio Retirement Trust 28 Military Lane Gardiner, NY 12525	3000	3000	0	—
Anthony Tardio 28 Military Lane Gardiner, NY 12525	4700	4700	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Anthony Tardio IRA 28 Military Lane Gardiner, NY 12525	1000	1000	0	—
Steven Tarshis, Trustee Tarshis, Catania, Liberth, Mahon & Milligram PLLC PSP P. O. Box 1479 Newburgh, NY 12551	11300	11300	0	—
William Timmons IRA 12 Watson Place Hyde Park, NY 12538	1970	1970	0	—
Loretta Timmons 12 Watson Place Hyde Park, NY 12538	1320	1320	0	—
Ian & Vickie Vander Essen 3116 Route 9W New Windsor, NY 12553	1980	1980	0	—
Sallie VanItallie 1678 Jose Gaspar Drive P. O. Box 775 Boca Grande, FL 33921	3000	3000	0	—
Edward & Pamela Weeks 158 Lily Lake Road Highland, NY 12528	320	320	0	—
Edward Weeks IRA 158 Lily Lake Road Highland, NY 12528	1600	1600	0	—
Matthew Weir 4948 Eskridge Terrace Washington, DC 20016	500	500	0	—
Oscar Weiss 13 Jonathan Lane Poughkeepsie, NY 12603	1970	1970	0	—
Ted & Ted A. Petrillo, Trustees Westage Management PSP 200 Westage Bus Ctr Drive Fishkill, NY 12524	500	500	0	—
Jerome Wittner IRA 5 Catalpa Road Newburgh, NY 12550	8500	8500	0	—
Susan Najork 770 River Road Newburgh, NY 12550	5860	5860	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Susan Najork IRA 770 River Road Newburgh, NY 12550	5960	5960	0	—
Jane M. Heisler 200 Main Street Southampton, NJ 08088	700	700	0	—
Robert Heisler IRA 200 Main Street Southampton, NJ 08088	5530	5530	0	—
Michael & Cipora Levine 13 Ackerman Court Croton Hdsn, NY 10520	2030	2030	0	—
Robert & Kathy Baruch 10402 Queensway Drive Ellicott City, MD 21042	5300	5300	0	—
B. Holt Thrasher & Juliet Tammenoms Bakker 27 Mooreland Road Greenwich, CT 06831	5700	5700	0	—
B. Holt Thrasher IRA 27 Mooreland Road Greenwich, CT 06831	1870	1870	0	—
Joseph Wassi 103 Overlook Avenue Beacon, NY 12508	2000	2000	0	—
Charles Greiner, Trustee Charles Greiner Trust 922 Barton Woods Road Atlanta, GA 30307	200	200	0	—
Carl Ring 511 Ridgewood Avenue Glen Ridge, NJ 07028	2000	2000	0	—
Jane Quimby 1400 Route 9W Marlboro, NY 12542	3000	3000	0	—
Paul & Linda Huston 608 North Street Greenwich, CT 06830	1500	1500	0	—
Sandra Flatow, Trustee Vought Family Trust 84 Westminister Road Garden City, NY 11530	3600	3600	0	—
Freda Nicklin 199 Mount Zion Road Marlboro, NY 12542	12000	12000	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Ann & Bernard Knox P. O. Box 610 St. Michaels, MD 21663	1000	1000	0	—
Ann Knox IRA P. O. Box 610 St. Michaels, MD 21663	980	980	0	—
Bernard Knox IRA P. O. Box 610 St. Michaels, MD 21663	8200	8200	0	—
Richard Fein IRA 35 Sheldon Drive Poughkeepsie, NY 12603	3300	3300	0	—
Harriet Fein & Richard Fein, Trustees Harriet and Richard Fein Rev Trust 35 Sheldon Drive Poughkeepsie, NY 12603	7210	7210	0	—
Harriet Fein & Richard Fein, Trustees Richard Fein Trust 35 Sheldon Drive Poughkeepsie, NY 12603	400	400	0	—
Ashford Capital Partners, L.P.[1] One Walkers Mill Road Wilmington, DE 19807	257000	257000	0	—
Anvil Investment Assoc., L.P.[1] One Walkers Mill Road Wilmington, DE 19807	54000	54000	0	—
Hank & Co.[1] One Walkers Mill Road Wilmington, DE 19807	113000	113000	0	—
Nausetlevel + Co.[1] One Walkers Mill Road Wilmington, DE 19807	46000	46000	0	—
Mac & Co.[1] One Walkers Mill Road Wilmington, DE 19807	76000	76000	0	—
Linerbrook & Co.[1] One Walkers Mill Road Wilmington, DE 19807	79000	79000	0	—

Name and Address	Number of Common Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered For Sale in this Offering	Number of Common Shares Beneficially Owned After this Offering	Percentage Beneficially Owned After this Offering
Ira S. Nordlicht & Helen Scott Nordlicht 6 Green Acres Drive Rye, NY 10580	10000	10000	0	—
Ethan Steinberg 115 East Snow King Avenue Box 576 Jackson Hole, WY 83001	25000	25000	0	—
Beth Maxwell, Manager Prarie Fire Capital, LLC 917 Tahoe Blvd., Ste. 200 Incline Village, NV 89451	125000	125000	0	—
Beth Maxwell, Manager Westwind Investors, L.P. 917 Tahoe Blvd., Ste. 200 Incline Village, NV 89451	104167	104167	0	—
Mike Stone Michael & Karen Stone Family Foundation 917 Tahoe Blvd., Ste. 200 Incline Village, NV 89451	20833	20833	0	—
MSR Fund II, L.P. (1) 8 Wright Street Westport, Connecticut 06880	440540	200000	240540	1.8%

1Ashford Capital Management, Inc., has discretion with respect to the purchase, sale and voting of these shares. The address of Ashford Capital Management. Inc. is One Walkers Mill Road, Wilmington, DE 19807.

PLAN OF DISTRIBUTION

Background

On June 27, 2008, the Company and certain buyers entered into a certain Subscription and Investment Agreement dated as of June 27, 2008 (the “Subscription and Investment Agreement”) pursuant to which we offered for sale, and the buyers to the Subscription and Investment Agreement purchased an aggregate of 2,200,000 shares of the our common stock at a purchase price of $12.00 per share, yielding an aggregate purchase price of $26,400,000. Pursuant to the Subscription and Investment Agreement, the Company has agreed to file a registration statement under the Securities Act relating to the resale of the purchased shares thereunder within 30 days following the closing. The Subscription and Investment Agreement also provided for the registration of 200,000 shares of cur common stock previously acquired by MSR.

The sole placement agent in connection with the private placement was Allen & Company LLC. Allen & Company LLC and certain of its affiliates are existing shareholders in the Company.  In addition, Mr. James W. Quinn, a Director of the Company, is a managing director of Allen & Company LLC

General

The selling shareholders, which as used in this prospectus includes donees, pledgees, transferees or other successors-in-interest selling the shares of our common stock registered hereunder, may, from time to time, sell, transfer or otherwise dispose of any or all of the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of the shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	agreement between broker-dealers and the selling shareholders to sell a specified number of the shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors-in-interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of the shares, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares short and deliver shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the shares offered by them will be the purchase price of the shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the shares or interests therein may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit the selling shareholders earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of the shares registered in this prospectus.

To the extent required, the shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or any discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement that includes this prospectus, or, if appropriate, a filing pursuant to the Exchange Act.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders, and the selling shareholders have agreed to indemnify for us, to the fullest extent permitted by law, against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, and

•	the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.

We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for underwriting discounts and selling commissions.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Robinson & Cole LLP, Stamford, Connecticut.

EXPERTS

The financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon such report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing in giving said report

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We are subject to the informational requirements of the Exchange Act and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above.

You should rely only on the information provided in this prospectus and the registration statement. We have not authorized anyone else to provide you with different information.  Our securities are not being offered in any state where the offer is not permitted.  You should assume that the information in this prospectus is accurate only as of the dates of those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

1.	Our Annual Report on Form 10-K for the fiscal year ended January 31, 2008;

2.	Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2008;

2.	The Proxy Statement for our 2008 Annual Meeting of Stockholders held on June 18, 2008, filed on May 14, 2008; and

3.	Our Current Reports on Form 8-K filed June 6, 2008, June 13, 2008, June 20, 2008 and July 8, 2008.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Argan Inc., One Church Street, Suite 401, Rockville, MD 20850, telephone: (301) 315-0027.

[ARGAN, INC.
LOGO]

2,400,000 Shares of Common Stock

PROSPECTUS

[July     , 2008]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth all expenses payable by us in connection with the offering of the common stock being registered. All such expenses are being borne by us.

SEC Registration Fee	$1,358
American Stock Exchange Listing Fee	$44,000
Accounting Fees and Expenses*	$5,000
Legal Fees and Expenses*	$30,000
Transfer Agent Fees	$3,500
Miscellaneous Expenses*	$6,950
Total*	$90,808

* Estimated.

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify its directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification in which the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

Our Bylaws provides that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. We have entered into indemnification agreements with our directors containing provisions which provide for the indemnification of such directors to the fullest extent permitted by Delaware law.

Item 16. Exhibits

The following exhibits are included or incorporated herein by reference:

Exhibit No.	Description

5.1	Opinion of Robinson & Cole LLP

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

23.2	Consent of Robinson & Cole LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereof)

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act to any purchaser:

(a)
each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

5. That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6. The undersigned registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on July 16, 2008.

ARGAN, INC.

By:	/s/ Rainer H. Bosselmann
Rainer H. Bosselmann
Chairman of the Board and
Chief Executive Officer

Each such person whose signature appears below hereby appoints Rainer H. Bosselmann and Arthur F. Trudel, and each of them, each of whom may act without joinder of the other, as his or her true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this registration statement, and any registration statement relating to any offering made in connection with the offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as full and for all intents and purposes and he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Rainer H. Bosselmann	Chief Executive Officer	July 16, 2008
Rainer H. Bosselmann	(Principal Executive Officer) and Chairman of the Board

/s/ Arthur F. Trudel	Senior Vice President and	July 16, 2008
Arthur F. Trudel	Chief Financial Officer
(Principal Accounting and Financial Officer)

Director
DeSoto S. Jordan

Director
Daniel A. Levinson

/s/ W.G. Champion Mitchell	Director	July 16, 2008
W.G. Champion Mitchell

Director
Henry A. Crumpton

/s/ James W. Quinn	Director	July 16, 2008
James W. Quinn

/s/ William F. Leimkuhler	Director	July 16, 2008
William F. Leimkuhler

INDEX OF EXHIBITS

Exhibit No.	Description

5.1	Opinion of Robinson & Cole LLP

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

23.2	Consent of Robinson & Cole LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereof)